

Mail Stop 3561

April 16, 2010

Mr. Gary S. Raymond
SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591

> **Re: SPAR Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-27408**

Dear Mr. Raymond:

We have reviewed your response letter dated April 9, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 11. Geographic Data, page F-27

1.      We read your response to our comment one from our letter dated December 3, 2009 and are unable to agree that you have only one reportable segment. As noted in ASC 280-10-50-11, operating segments may be aggregated if aggregation is consistent with the objective and basic principles of ASC 280 and if the segments have similar economic characteristics. The objective of ASC 280, as discussed in ASC 280-10-10-1, is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. So while ownership percentage is not necessarily a

criterion for segment reporting, it indicates that these two divisions appear to operate in different economic environments. We further note that you provide extensive disclosures on the individual operating segments within your business and MD&A sections which suggests that the divisions should not be aggregated for segment purposes. In addition, it appears that the operating segments may not be economically similar considering certain dissimilarities in operating margin percentages, gross profit percentages, and revenue trends. When also considering that your response highlights foreign expansion as a current trend, it appears that these operating segments cannot be viewed as essentially having the same future prospects. Accordingly, it appears that these two divisions represent reportable segments. Please either revise future filings to include all of the disclosure required for two reportable segments or provide us with additional information that supports your contention that you only have one reportable segment.

\* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, Andrew Blume, Staff Accountant, at 202-551-3254, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief